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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0307
FORM 4                                              Expires: December 31, 2001
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940


(Print or Type Responses)

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Friedensohn   David                           BigStar Entertainment, Inc./BGST              to Issuer (Check all applicable)
---------------------------------------------------------------------------------------------    X  Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
  c/o BigStar Entertainment, Inc.                 Number of Reporting        Month/Year          X  Officer (give    Other (Specify
  19 Fulton Street, Fifth Floor                   Person (Voluntary)            08/00           ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                                                Chief Executive Officer
                                                                                                       ----------------------------
                                                                          ----------------------------------------------------------
                                                                          5. If Amendment,    7. Individual or Joint/Group Filing
                                                                             Date of Original    (Check applicable Line)
                                                                             (Month/Year)         X   Form filed by One
                                                                                                 ---- Reporting Person
                                                                                                      Filed by More than
  New York         New York         10038                                                        ---- One Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                     8/15/00   P             8,500    (A)       $.75           1,099,601(1)         D/I      By The
                                                                                                                         Friedensohn
                                                                                                                         1999 An-
                                                                                                                         nuity Trust
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Common Stock                     8/15/00   P             2,000    (A)       $.6875         1,099,601(1)         D/I      By The
                                                                                                                         Friedensohn
                                                                                                                         1999 An-
                                                                                                                         nuity Trust
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Common Stock                     8/15/00   P             3,000    (A)       $.625          1,099,601(1)         D/I      By The
                                                                                                                         Friedensohn
                                                                                                                         1999 An-
                                                                                                                         nuity Trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                     8/15/00   P             5,000    (A)       $.5625         1,099,601(1)         D/I      By The
                                                                                                                         Friedensohn
                                                                                                                         1999 An-
                                                                                                                         nuity Trust
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Common Stock                     8/15/00   P               500    (A)       $.5312         1,099,601(1)         D/I      By The
                                                                                                                         Friedensohn
                                                                                                                         1999 An-
                                                                                                                         nuity Trust
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Common Stock                     8/15/00   P             1,000    (A)       $.5312         1,099,601(1)         D/I      By The
                                                                                                                         Friedensohn
                                                                                                                         1999 An-
                                                                                                                         nuity Trust
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                  Potential persons who are to respond to the collection of
                                                  information contained in this form are not required to
                                                  respond unless the form displays a current valid OMB
                                                  control number.

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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          Disposed of      (Month/Day/                           Secur-
                             ative        Year)                  (D) (Instr. 3,       Year)                                 ity
                             Security                            4, and 5)                                              (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Stock                         $1.00                                            4/15/99 3/15/04    Common  194,000(2)
Options                                                                                            Stock
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Stock Options                   194,000                 D

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Explanation of Responses:

(1) Includes 43,142 shares of common stock indirectly beneficially owned by Mr. Friedensohn and held by The Friedensohn 1999 Annuity Trust.

(2) An aggregate of 194,000 options were granted to Mr. David Friedensohn on March 15, 1999. Of which 4,073 stock options vested on April 15, 1999, 4,041 stock options vested on the 15th of each month from May 15, 1999 through August 15, 1999 and 4,041 vest on the 15th of each month thereafter.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                               /s/ David Friedensohn              September 6, 2000
                                                                               -------------------------------   -------------------
                                                                               **Signature of Reporting Person           Date


Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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